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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

IMAGEX, INC.
(Name of Subject Company (Issuer))

KINKO'S WASHINGTON, INC.
KINKO'S INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $.01 per share
(Title of Class of Securities)

45244D 10 2
(CUSIP Number)

Frederic C. Liskow
General Counsel
Kinko's, Inc.
13155 Noel Road
Suite 1600
Dallas, Texas 75240
(214) 550-7031
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Don J. McDermett, Jr.
Baker Botts L.L.P.
2001 Ross Avenue, Suite 700
Dallas, Texas 75201
(214) 953-6500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on March 13, 2003, relating to the offer by Kinko's Washington, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Kinko's, Inc., a Delaware corporation ("Kinko's"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of ImageX, Inc., a Washington corporation ("ImageX"), at a purchase price of $.512 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and Offer to Purchase.

        The items of the Schedule TO set forth below are hereby supplemented and amended as follows:

ITEM 4.    Terms of the Transaction.

        Item 4 is hereby amended and supplemented as follows

(1)
The second sentence of the first paragraph under "14. Conditions to the Offer" found on page 38 of the Offer to Purchase is deleted and replaced with the following:

          Furthermore, notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of ImageX or if, at any time on or after the date of the Merger Agreement and on or before the Expiration Date, any of the following conditions exists and is asserted by Kinko's and the Purchaser (except for conditions relating to government approvals, which may be asserted at any time prior or subsequent to the Expiration Date):

(2)
The last paragraph under "14. Conditions to the Offer" found on page 39 of the Offer to Purchase is deleted and replaced with the following:

          The foregoing conditions are for the sole benefit of the Purchaser and Kinko's and may be asserted by the Purchaser or Kinko's regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Kinko's in whole or in part at any time and from time to time at or prior to the Expiration Date (except for conditions relating to government approvals, which may be asserted at any time prior or subsequent to the Expiration Date) in their sole discretion; provided however that the Minimum Tender Condition may not be waived. The failure by Kinko's, the Purchaser or any other affiliate of Kinko's at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date (except for conditions relating to government approvals, which may be waived at any time prior to or subsequent to the Expiration Date). Any determination by Kinko's with respect to the foregoing conditions will be final and binding on the parties.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2003	KINKO'S WASHINGTON, INC.
	By:	/s/ GARY M. KUSIN Name: Gary M. Kusin Title: President
KINKO'S, INC.
	By:	/s/ GARY M. KUSIN Name: Gary M. Kusin Title: President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit No.		Document
(a)(1)(A)	—	Offer to Purchase dated March 13, 2003*
(a)(1)(B)	—	Letter of Transmittal*
(a)(1)(C)	—	Notice of Guaranteed Delivery*
(a)(1)(D)	—	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	—	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees*
(a)(1)(F)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	—	Summary Advertisement*
(a)(1)(H)	—	Joint Press Release issued on March 3, 2003*
(a)(1)(I)	—	Text of Joint Press Release issued by Kinko's and ImageX on March 19, 2003*
(b)(1)	—
Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent*
(b)(2)	—
First Amendment, dated as of December 22, 2000, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent*
(b)(3)	—
Second Amendment, dated as of October 16, 2002, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, JPMorgan Chase Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent*
(d)(1)	—	Agreement and Plan of Merger, dated as of March 3, 2003, among Kinko's, Inc., Kinko's Washington, Inc. and ImageX, Inc.*
(d)(2)	—
Form of Tender and Voting Agreement dated as of March 3, 2003 by and among Kinko's, Inc., Kinko's Washington, Inc. and each of Acorn Ventures Ix, LLC, Acorn Ventures, Inc., Alta California Partners II, L.P., Alta Embarcadero Partners II, LLC, Richard Begert, Jose David, Garrett Gruener, Elwood Howse, Jr., Internet Ventures, L.L.C., Cory Klatt, Gary Madson, Mariam Naini, Richard R. Sonstelie, Bernee Strom and F. Joseph Verschueren*

* Previously Filed

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  ITEM 4. Terms of the Transaction.
INDEX OF EXHIBITS